EXHIBIT 99.1
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News Release
FOR IMMEDIATE RELEASE:  May 2, 2005

CONTACT:      John T. Day, President/CEO
              Dennis P. Gauger, CFO
              Nevada Chemicals, Inc.
              801-984-0228

           Nevada Chemicals, Inc. Announces 1st Quarter 2005 Earnings


John T. Day, President and Chief Executive Officer of Nevada Chemicals, Inc. (NASDAQ/NMS:NCEM), today announced earnings for the first quarter ended March 31, 2005. The Company had net income of $752,000 or $0.11 a share compared to $546,000 or $0.08 per share in the first quarter of 2004.

The improvement in earnings over the first quarter of 2004 is due primarily to decreased general and administrative expenses and a reduced provision for income taxes due to utilization of tax credit carry forwards. During the first quarter of 2005, the Company's joint venture, Cyanco, had increased revenues as compared to the prior year quarter, but continued to see upward pressure in the price of various raw materials based on the cost of energy resulting in increased production costs compared to the first quarter of 2004. Energy prices have been greatly affected by the uncertainties in the world and the lack of strength in the dollar, increasing the costs of doing business. On the other hand, these same factors have influenced the continuing positive trends in the spot price for gold. According to Day, there continues to be interest on the part of the gold mines to review strategies to exploit the gold price run-up over the last year and he stated that this was probably the reason for higher quantities of product sold by Cyanco during the period.

Cyanco is a 50/50 joint venture company of Nevada Chemicals, Inc. and Degussa Corporation. Cyanco has produced and marketed liquid sodium cyanide to the western United States gold mining region for the past 15 years.

                             NEVADA CHEMICALS, INC.
                 CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                             AND BALANCE SHEET DATA
                             QUARTERS ENDED MARCH 31

                                             2005                  2004
---------------------------------------- -------------- ------ --------------
Revenues and Equity
   in Earnings                        $        834,000      $        986,000

Net Income                            $        752,000      $        546,000

Earnings per Common Share,
   Assuming Dilution                  $           0.11      $           0.08

Stockholders' Equity                  $     23,325,000      $     22,746,000

Total Assets                          $     28,118,000      $     27,761,000

Weighted Average Common Shares
  Outstanding-Fully Diluted                  6,890,000             6,963,000


Note: The foregoing contains "forward-looking" statements that are pursuant to the safe harbor provisions of the Private Securities Reform Act of 1995. Editors and investors are cautioned that forward-looking statements involve risks and uncertainties that may affect the Company's business prospects and performance. These include, but are not limited to, economic, competitive, governmental, technological and other factors discussed in the Company's reports to shareholders and periodic filings with the Securities and Exchange Commission.